Exhibit 99.2

CAPITALIZATION

The following table sets out SEK’s consolidated capitalization as at December 31, 2015. This table should be read in conjunction with the unaudited financial statements included in our Report on Form 6-K for the three months ended December 31, 2015.

(Skr millions)
Senior debt:
Long-term	171,709
Short-term	61,846
Total senior debt (1), (2)	233,555

Subordinated debt:
Long-term	2,088
Short-term	—
Total subordinated debt (1)	2,088

Equity:
Share capital (3,990,000) shares issued and paid-up, par value skr 1,000 (3)	3,990
Reserves	227
Retained earnings	12,611

Total	16,828

Total capitalization	252,471

(1)                                 At December 31, 2015, our consolidated group had no contingent liabilities. Other than that disclosed herein, we had no other indebtedness as at December 31, 2015.

(2)                                 Unguaranteed and unsecured.

(3)                                 In accordance with our Articles of Association, SEK’s share capital shall neither be less than Skr 1,500 million nor more than Skr 6,000 million.

There has been no material change in SEK’s capitalization, indebtedness, contingent liabilities and guarantees since December 31, 2015.